Exhibit 1U-2

ASSIGNMENT OF MEMBERSHIP INTEREST FOR VALUE RECEIVED, Spartan Partners Corporation, a Michigan corporation (the “Assignor”), hereby sells, assigns, transfers and sets over to Spartan Partners Holdings, LLC, a Michigan limited liability company (the “Assignee”), all of the Assignor’s right, title and interest in and to Assignor’s membership interest (the “Mayde Units”) in Mayde US LLC, a Michigan limited liability company (the “Company”) standing in the name of the Assignor on the books of the Company, constituting 100% of the membership interests in the Company. As consideration for the Mayde Units, Assignee shall transfer and assign 600,000 Exchangeable Units of the Assignee to Assignor. Effective as of September 12, 2019 ASSIGNOR: Spartan Partners Corporation By: Name: Fabian Monaco Title: President Acknowledged and Agreed: ASSIGNEE: Spartan Partners Holdings, LLC By: Name: Fabian Monaco Title: President 4817-1438-8146 v1 [85812-1]